June 2, 2017
VIA EDGAR
Mr. John Cash
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Mail Stop 4631

Re:    Vista Outdoor Inc.
Form 10-K for the Year Ended March 31, 2016
Filed May 27, 2016
Response Dated April 14, 2017
File No. 1-36597

Dear Mr. Cash:
On behalf of Vista Outdoor Inc. (“we” or the “Company”), this letter responds to the comments contained in your letter dated May 8, 2017. For ease of reference, the numbered paragraphs below correspond to the numbered comments in your letter, with your comments presented in bold followed by our related response.
Form 10-K for the Year Ended March 31, 2016
Financial Statements
16. Operating Segment Information, page 78

1.	We note your response to prior comment one. Please provide the following:

•	Explain to us why the CODM receives detailed sales and profitability information at the ammunition and firearms reporting unit levels.

The CODM package is focused primarily on results at the Shooting Sports segment level. The executive summary and the bulk of the report focus on segment performance against Shooting Sports segment financial goals that were previously approved by the CODM. These Shooting Sports segment financial goals are based on externally reported numbers, prepared on a US GAAP basis. In order to provide the CODM with additional insight regarding performance drivers within the segment, the Segment President has decided to provide a breakdown of sales and profitability by key ammunition and firearms product categories within the segment. This information is not reported externally and, in the case of profitability, is presented based on standard cost rather than on a US GAAP basis. The information is not included to allow the CODM to make decisions on the stand-alone performance of the individual reporting units but to help the CODM understand the key drivers of the overall performance of the Shooting Sports segment.

•
Noting that Segments Presidents can make changes within their reporting unit structure with no further input from the CEO, tell us whether or not the CODM ever gives specific direction at the Ammunition or Firearms level.

The CODM does not provide specific direction to the Ammunition and Firearms reporting unit managers or with respect to those reporting units specifically, except in unique instances where he has provided input on the entry into significant new product categories, significant new capital expenditures where CEO approval is required under Vista Outdoor policy, and significant workforce reductions within the reporting units. The CODM provides his feedback to the Segment President based on the segment's performance and allows the Segment President to make the assessment of how best to respond.

•
We note that reporting unit managers present their operational performance to the segment presidents. Please tell us whether or not these reporting unit managers also meet regularly with the CODM to review and discuss their operating results.

The reporting unit managers do not have regular meetings with the CODM. As noted previously segment personnel including the reporting unit managers may attend the segment level monthly operations reviews if invited by the Segment Presidents. No management besides the relevant Segment President and controller make presentations to the CODM during these reviews and feedback on the overall segment results is provided to the Segment President from the CODM.

•
Given that your CODM reviews financial information including sales and gross profit at levels lower than your current operating segments, please tell us how you determined that your operating segments are not at these lower levels. For example, your CODM receives discrete information including but not limited to optics, golf, shooting accessories, tactical and eyewear in your Outdoor Products segment as well as ammunition and firearms in your Shooting Sports segment. Refer to ASC 280-10-50-1 through 50-9.

As noted in ASC 280-50-1 an operating segment is a component of a public entity that has all of the following characteristics:

a. It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b. Its operating results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c. Its discrete financial information is available.

In assessing our operating segments, we first determined who our CODM was within our organization. We determined that our CEO is our CODM as described in our comment letter response on January 23, 2017. The CEO is responsible for both allocating resources to and assessing the performance of the Company’s two operating segments. He exercises these responsibilities on a regular basis by making key operating decisions, including evaluating segment performance, making executive management hiring/firing decisions, approving significant new capital expenditures where CEO approval is required under Vista Outdoor policy, authorizing entry into significant new product categories, and approving acquisitions.

We then evaluated what information our CODM reviews on a regular basis in making decisions on the allocation of resources and assessing business performance. We reviewed the budgeting and forecasting process, including the metrics that the CODM uses in setting performance targets and evaluating performance against such targets. Through this evaluation we determined that the CODM establishes financial performance targets at only the Shooting Sports and Outdoor Products segment levels for revenues, gross profit, and capital expenditures. Any financial targets below the Shooting Sports and Outdoor Products segment levels are established in the sole discretion of the individual Segment Presidents with no input from the CODM.

Subsequent to the establishment of financial targets for the year, on a monthly basis there are operational reviews at which the Segment Presidents discuss the results of their segments with the CODM. As noted in ASC 280-10-50-7, "Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment." The Segment Presidents and the controller of each segment are responsible for regularly reviewing the segment’s results with the CODM. The additional information below the segment level, including information relating to the Company’s optics, golf, shooting accessories, tactical and eyewear product categories in the Outdoor Products segment as well as the ammunition and firearms product categories in the Shooting Sports segment are included to provide context for the Segment Presidents’ respective presentations to the CODM. No management besides the relevant Segment President and controller make presentations to the CODM during these reviews and feedback on the overall segment results is provided to the Segment President from the CODM.

Because the CODM does not establish the financial performance targets associated with the sales and gross profit for product categories below the segment level he does not spend significant amounts of time reviewing financial information for individual product categories. Discussion is instead focused on the segment-level performance.

Furthermore, as noted in ASC 280-10-50-6, "a public entity may produce reports in which its business activities are presented in a variety of different ways. If the chief operating decision maker uses more than one set of segment information, other factors may identify a single set of components as constituting a public entity's operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors."

Although our CODM receives reports that are presented in a variety of ways, as noted above, he is only evaluating performance at the Shooting Sports and the Outdoor Products level. The CODM has direct reports over the Shooting Sports and Outdoor Products segments but does not have regular interaction with management below the segment level. Furthermore, reporting packages that are provided to the Company’s board of directors include only information at the segment level.

Finally we evaluated what discrete financial information is available. The Company has sales and gross profit for the Shooting Sports and Outdoor Products segments readily available which complies with GAAP. For product category and reporting unit information that is provided to the CODM in the operations review, the sales and gross profit are presented at standard and do not reflect results as would be reported under GAAP as there are certain GAAP-required items that are not included. As noted above, all financial performance targets established by the CODM for the Segment Presidents are based on GAAP metrics and not on the sales and gross profit at standard. Product category and reporting unit information at standard is only used as a supplement to GAAP segment level information and not as the basis for operating decisions made by the CODM.

2.	Please tell us why you have not disclosed revenues from external customers for each product or each group of similar products in accordance with ASC 280-10-50-40.

We evaluated the requirement for ASC 280-10-50-40 and note that it states: "A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the public entity's general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed."

In preparing our filings, the Company took into consideration ASC 280-10-50-40 and noted that our Segments align with significant product categories. In evaluating whether additional product category beyond the segment level is required we noted the guidance indicates that, "the amounts of the revenue reported shall be based on the financial information used to produce the public entity's general-purpose financial statements." It is impracticable for us to produce revenues from external customers by product category consistent with the information used for our general-purpose financial statements because our systems and processes are not designed to assign discounts, rebates, returns and reserves to individual products or groups of similar products. For example, in the majority of cases, discounts and rebates are made to customers based on a number of factors, including, but not limited to, our relationship with the retailer, the volume and types of products the retailer purchases and whether we anticipate the relationship will continue rather than based on the purchase of a particular product. These types of entries are made at our segment level, in the aggregate.

The Company acknowledges the Staff’s comment and will disclose in future filings that it is impracticable to provide revenue information by product category due to system limitations.

* * * * *
If you have any questions, or if we can provide further information, please contact Douglas Brown at (801) 447-3150.

Very truly yours,
/s/ Stephen M. Nolan

Chief Financial Officer
Vista Outdoor Inc.